Exhibit 5.1

[LETTERHEAD]

January 30, 2008
The Board of Directors
Forever Valuable Collectibles, Inc.
535 16th Street, Suite 810
Denver, Colorado 80202

Re:        Registration Statement on Form SB-2
Forever Valuable Collectibles, Inc., common stock, no par value per share

Dear Mrs.Stevens:

    We are acting as counsel for Forever Valuable Collectibles, Inc., a Colorado corporation (the "Company"), in connection with the preparation of the Registration Statement on Form SB-2 (the "Registration Statement"), as to which this opinion is a part, filed with the Securities and Exchange Commission (the "Commission") on January 30, 2008 for the registration by certain selling shareholders of 11,920,600 shares of common stock, no par value, of the Company (the "Shares").

         In connection with rendering our opinion as set forth below, we have reviewed and examined originals or copies of such corporate records and other documents and have satisfied ourselves as to such other matters as we have deemed necessary to enable us to express our opinion hereinafter set forth.

         Based upon the foregoing, it is our opinion that:

         The Shares to be registered as covered by the Registration Statement are duly authorized, validly issued, fully paid and nonassessable.

         We hereby consent to the filing of this opinion as an Exhibit to the Registration Statement and to the reference to this firm under the caption "Legal Matters" in the prospectus included in the Registration Statement.

Very truly yours,

/s/ David Wagner & Associates, P.C.
    DAVID WAGNER & ASSOCIATES, P.C.